December 7, 2016

VIA E-MAIL

Mr. Dominic Minore, Esq.

Ms. Megan Miller

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Saratoga Investment Corp. Registration Statement on Form N-2 (File No. 333-214182)

Dear Mr. Minore and Ms. Miller:

On behalf of Saratoga Investment Corp. (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received on December 2, 2016 and December 5, 2016 regarding the Company’s Registration Statement on Form N-2 (File No. 333-214182) as filed with the SEC on November 23, 2016 (the “Registration Statement”). The Staff’s comments are set forth below and are followed by the Company’s responses. Where revisions to the prospectus are indicated in the Company’s responses set forth below, such revisions will be included in Pre-Effective Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

1. Comment:    Throughout the Prospectus, please include the words “, which means equal to,” after the phrase “pari passu.”

Response:       The Company has complied with this comment by making the following revisions on the Cover Page, page 15, and page 138:

Cover Page:

The 20[XX] Notes will be our direct unsecured obligations and rank pari passu, which means equal to, all outstanding and future unsecured unsubordinated indebtedness issued by us, including our 7.50% fixed-rate notes due 2020 (the “2020 Notes”).

As of the offering date of the 20[XX] Notes, the 20[XX] Notes will rank pari passu, which means equal to, $61.8 million principal amount of our 2020 Notes and will be structurally subordinated to both $103.7 million of our SBA guaranteed debentures and our $45.0 million credit facility with Madison Capital Funding LLC, which has a current balance of $0.0.

The 20[XX] Notes will also be pari passu, which means equal to, our general liabilities, which consist of trade and other payables, including any outstanding dividend payable, base and incentive management fees payable, interest and debt fees payable, vendor payables and accrued expenses such as auditor fees, legal fees, director fees, etc. In total, these general liabilities were $10.3 million as of August 31, 2016.

2. Comment:   In the last sentence of the fourth paragraph on the cover page, please conclude with, “and therefore the 20[XX] Notes will not be senior to any indebtedness or obligations.”

Response:       The Company has complied with this comment by making the following revision:

We currently do not have outstanding debt that is subordinated to the 20[XX] Notes and do not currently intend to issue indebtedness that expressly provides that it is subordinated to the 20[XX] Notes. The 20[XX] Notes will also be pari passu, which means equal to, our general liabilities, which consist of trade and other payables, including any outstanding dividend payable, base and incentive management fees payable, interest and debt fees payable, vendor payables and accrued expenses such as auditor fees, legal fees, director fees, etc. In total, these general liabilities were $0.3 million as of August 31, 2016. Therefore, the 20[XX] Notes will not be senior to any indebtedness obligations.

Division of Investment Management

December 7, 2016

3. Comment:     The outside front cover currently discloses that the “20[XX] Notes will be effectively subordinated to all of the Company’s existing and future secured indebtedness (including indebtedness that is initially unsecured to which we subsequently grant security), to the extent of the value of the assets securing such indebtedness. The 20[XX] Notes will be structurally subordinated to all existing and future indebtedness and other obligations of any of the Company’s subsidiaries and financing vehicles since they are obligations exclusively of Saratoga Investment Corp. and not of any of our subsidiaries.” The outside front cover should also disclose the approximate total dollar amount, as of the offering date of the 20[XX] Notes, of all liabilities and obligations, including a description and total amount of the Company’s general liabilities, to which the 20[XX] Notes are, respectively, pari passu, structurally subordinated and effectively subordinated.

Response:         The Company has complied with this comment by making the following revision on the outside front cover:

We currently do not have outstanding debt that is subordinated to the 20[XX] Notes and do not currently intend to issue indebtedness that expressly provides that it is subordinated to the 20[XX] Notes. The 20[XX] Notes will also be pari passu, which means equal to, our general liabilities, which consist of trade and other payables, including any outstanding dividend payable, base and incentive management fees payable, interest and debt fees payable, vendor payables and accrued expenses such as auditor fees, legal fees, director fees, etc. In total, these general liabilities were $10.3 million as of August 31, 2016. Therefore, the 20[XX] Notes will not be senior to any indebtedness obligations.

4. Comment:     Ladenburg Thalmann & Co. Inc. should be referred to as the “Underwriter” instead of the “Sole Bookrunning Manager.”

Response:         The Company has complied with this comment by making the following revision:

Underwriter (Sole Book-Running Manager)

Ladenburg Thalmann

5. Comment:     On page 2, the Company states that 56.2% of the Company’s portfolio was comprised of first lien loans that are fully collateralized. The response to the initial comment letter to the Company dated November 18, 2016 (the “Prior Letter”) notes that the Company bases its assessment of the extent to which each loan is collateralized on an enterprise value analysis. Please clarify in the Prospectus what enterprise value is and how enterprise value collateral differs from hard assets as collateral.

Response:         The Company has complied with this comment by making the following revision:

As of August 31, 2016, approximately 100.0% of our first lien debt investments, which comprises 56.2% of our portfolio, were fully collateralized in the sense that the portfolio companies in which we held such investments had an asset coverage equal to or greater than the principal amount of the related debt investment. The Company uses enterprise value to assess the level of collateralization of its portfolio companies. The enterprise value of a portfolio company is determined by analyzing various factors, including EBITDA (earnings before interest, taxes, depreciation and amortization), cash flows from operations less capital expenditures and other pertinent factors, such as recent offers to purchase a portfolio company’s securities or other liquidation events. As a result, while we consider a portfolio company to be collateralized if its enterprise value exceeds the amount of our loan, we do not hold tangible assets as collateral in our portfolio companies that we would obtain in the event of a default. Even though these loans are fully collateralized as is the case with all of the liens on our debt investments, there can be no assurance that the value of collateral will be sufficient to allow the portfolio company to repay our first lien debt investments in the event of its default on our investment.

6. Comment:     In your response letter, please inform the staff whether the Company’s Board of Directors will review and approve in advance the valuation methodology of any third-party pricing service it uses and confirm that the Board will regularly review the historical accuracy of its fair value methodologies. See Release No. IC-26299; “Compliance Programs of Investment Companies and Investment Advisers,” (December 17, 2003).

Response:         The Company advises the Staff on a supplemental basis that prior to its approval of the engagement of any third-party valuation firm, the Board reviews the valuation methodologies of such valuation firms and approves the engagement of such valuation firms. In addition, the Audit Committee of the Board and the Board review at length every quarter with the valuation firm every valuation performed, including the valuation methodologies utilized. Also, the Board makes inquiries to both the valuation firm and management about the historical accuracy of valuations, including reviewing in the actual valuations and the trends of the valuations for each portfolio company over time.

7. Comment:     Disclosure that was deleted in response to Comment 17 in the Staff’s initial comment letter to the Company dated November 18, 2016 (the “Prior Letter”) provided as follows: “reducing our borrowings may include the repurchase of certain debt instruments that

Division of Investment Management

December 7, 2016

could provide us with a net gain on extinguishment of debt, and increase certain fees payable to our investment adviser.” The Company noted that extinguishment would not trigger a gain, but would the repurchase of such notes? Does the Company resell notes after repurchases, and if so would that trigger a gain?

Response:         The Company advises the Staff on a supplemental basis that in addition to calling the bonds through the redemption feature, the Company could repurchase bonds in the open market. The indenture generally contemplates that any such repurchased bonds will be canceled and not re-issued. The Company advises the Staff that it has never repurchased any of its outstanding notes. If the Company were to repurchase its notes at a discount rather than the premium at which they generally have been trading, such a repurchase would trigger a gain. The Company notes that as a result of the foregoing, it has never been in a position to resell any such notes.

8. Comment:     The Prior Letter states that the Board approved the renewal of the Administration Agreement. Disclose this renewal and the related expense cap in the Prospectus and confirm that no changes have been made to the Administration Agreement dated July 30, 2010.

Response:         The Company has complied with this comment. The renewal of the Administration Agreement and the related expense cap are disclosed on pages 79, 84, 105 and F-51 of the Prospectus. The Company also confirms to the Staff that no other changes or amendments have been made to the Administration Agreement dated July 30, 2010.

9. Comment:     On Page 3 of the prospectus in the discussion of Saratoga CLO, please expand the disclosure to explain what Class F represents and the risks associated with Class F. i.e., “As the most subordinated tranche it will be responsible for all debt, etc…”

Response:         The Company confirms to the Staff that the Class F notes tranche is the eighth tranche in the capital structure of the CLO, and therefore is subordinated to the other classes A to E; however, this Class F tranche is senior to the subordinated notes. The subordinated notes would have to be entirely eliminated before any of the Class F debt would lose principal. The Company’s risk in owning this Class F tranche is the risk of significant excess loan defaults in its portfolio. Assuming traditional default recovery levels, the Company would need to incur aggregate defaults of approximately 10% of the entire portfolio before the Company’s Class F investment would lose any principal. The Company has complied with this comment by making the following revision:

In addition to refinancing its liabilities, we also purchased $4.5 million in aggregate principal amount of the Class F notes tranche of the Saratoga CLO at par, with a coupon of 8.5%. The Class F tranche is the eighth tranche in the capital structure of Saratoga CLO and is subordinated to the other debt classes of Saratoga CLO. The Class F tranche is only senior to the subordinated notes, which is effectively the equity position in Saratoga CLO. As a result, the other tranches of debt in Saratoga CLO will rank ahead of the Class F tranche with respect to priority of payments in the event of a default or a liquidation. The Class F tranche will only have priority of payment over the subordinated notes.

10. Comment:     On Page 3 of the Prospectus, please expand the disclosure to explain what is meant by the statement that Saratoga CLO is “effectively 100% owned” by Saratoga Investment Corporation.

Response:         The Company has complied with this comment by making the following revision:

The Saratoga CLO remains effectively 100% owned and managed by Saratoga Investment Corp. because the Company owns all of the outstanding subordinated notes of Saratoga CLO, which is the equivalent of an equity position, and the Company manages the portfolio of Saratoga CLO. We receive a base management fee of 0.10% and a subordinated management fee of 0.40% of the fee basis amount at the beginning of the collection period, paid quarterly to the extent of available proceeds.

11. Comment:     On page 149 of the Prospectus, the Company states that the sales load will be paid by the Company and borne by its shareholders. Please confirm.

Division of Investment Management

December 7, 2016

Response:         The Company confirms that the statement is accurate. The Company will pay the sales load, which will ultimately be borne by the Company’s shareholders.

12. Comment:    On page 151, the Company states “On May 29, 2015, we entered into a Debt Distribution Agreement with Ladenburg Thalmann & Co. Inc. through which we may offer for sale, from time to time, up to $20.0 million in aggregate principal amount of the 2020 Notes through an ATM offering. As of February 29, 2016, the Company sold 2020 Notes with a principal of $13,493,125 at an average price of $25.31 for aggregate net proceeds of $13,385,766 (net of transaction costs), and we paid Ladenburg Thalmann & Co. Inc. an agent fee of $273,184 in connection with the sales.” Please include disclosure confirming that the Company is no longer actively selling on this ATM offering and confirm the principal amount disclosed is the total principal amount for the ATM offering.

Response:         The Company has complied with this comment by making the following revision:

On May 29, 2015, we entered into a Debt Distribution Agreement with Ladenburg Thalmann & Co. Inc. through which we may offer for sale, from time to time, up to $20.0 million in aggregate principal amount of the 2020 Notes through an ATM offering. As of February 29, 2016, and at the close of the ATM offering, the Company had sold 2020 Notes with a total principal of $13,493,125 at an average price of $25.31 for aggregate net proceeds of $13,385,766 (net of transaction costs), and we paid Ladenburg Thalmann & Co. Inc. an agent fee of $273,184 in connection with the sales. The Company has not sold any additional 2020 Notes under this ATM offering and is no longer actively selling on this ATM offering.

13. Comment:     Please file the following exhibits by pre-effective amendment: Statement of eligibility on Form T-1, Second Supplemental Indenture, Form of Note, Underwriting Agreement, and Opinion and Consent of Sutherland Asbill & Brennan.

Response:         The Company will include the above-mentioned exhibits in its pre-effective amendment.

Accounting Comments

In connection with the Staff’s follow-up question to a comment that we received on November 18, 2016 (the “Initial Comment”), we have set forth below the Initial Comment, our response thereto on November 23, 2016 (the “Initial Response”), the follow up comment we received on December 2, 2016 (the “Follow-up Comment”) and our updated response (the “Updated Response”).

14. Initial Comment: The Staff noted that the Organization note referenced Delaware tax blockers and stated that such blockers were consolidated for accounting purposes. However, in the basis of presentation note, the tax blockers were not named as a subsidiary in the consolidation disclosure. Please confirm that the Delaware tax blockers were consolidated for reporting purposes. Please confirm if there was any income tax associated with the blockers and, if any, the presentation of such taxes.

Initial Response:     The Company advises the Staff that its Delaware tax blockers are consolidated for tax purposes. The Company notes that the Delaware tax blockers have not been presented separately because the amount of income tax attributable to these blockers have been determined to be immaterial at this stage.

Division of Investment Management

December 7, 2016

Follow-up Comment: Your response indicates that the tax blockers were consolidated for tax purposes. Please confirm if the tax blockers are consolidated for accounting purposes. Please provide the dollar amount and the basis point impact of the income tax expense that was deemed to be immaterial. Are there any other expenses of the tax blockers? If so, are those consolidated and included in the expense ratio? If not, was the reason that they were deemed to be immaterial. If so, please provide the dollar amount and the basis point impact of the income tax expense that was deemed to be immaterial.

Follow-up Response: The Company advises the Staff on a supplemental basis that there was a typographical error in the Initial Response, which indicated that the tax blockers were consolidated for tax purposes. Please note that that the tax blockers are consolidated for accounting purposes, but not for tax purposes. The Company described the income tax expense as immaterial in the Initial Response because as of the quarter ended August 31, 2016, there were no expenses booked through the Company’s income statement. This is due to the fact that the Company has contractual agreements in place with its portfolio companies that provide for reimbursement to the Company for any tax expense that the Company’s tax blockers incur. Currently, the Company has $13,034 in tax expenses that have been incurred by the Company and not yet reimbursed by the portfolio companies, which amount is booked as a due from third party within the “Other assets” line item in the Company’s balance sheet as of the quarter ended August 31, 2016. The Company confirms that it has no reason to believe that these amounts will not be recovered and that there are currently no other expenses of the tax blockers required to be included in its financial statements.

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0805 or Payam Siadatpour at (202) 383-0278.

Division of Investment Management

December 7, 2016

Sincerely,

/s/ Harry S. Pangas

Harry S. Pangas

cc:	Henri Steenkamp

Chief Financial Officer

Saratoga Investment Corp.